Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

RENEWAL OF CONTINUING CONNECTED

TRANSACTIONS IN RESPECT OF 2020 TO 2022

AND

CLOSURE OF REGISTER OF MEMBERS

Reference is made to the 2016 Circular in relation to the Continuing Connected Transactions between the Group and CNOOC and/or its Associates. The Independent Shareholders had approved the non- exempt continuing connected transactions between the Group and CNOOC and/or its Associates and the relevant annual caps for 2017 to 2019 at the 2016 EGM.

The Company expects to continue the Continuing Connected Transactions after 31 December 2019 and therefore will, in accordance with the Listing Rules, re-comply with the provisions of Chapter 14A of the Listing Rules in relation to the Continuing Connected Transactions for the next three years from 1 January 2020 to 31 December 2022), including disclosing information thereof in this announcement and seeking the Independent Shareholders’ approval for the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNOOC indirectly owns an aggregate of approximately 64.44% of all the Shares of the Company in issue, the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are subject to the approval from the Independent Shareholders under the Listing Rules. In view of the interests of CNOOC held through OOGC and CNOOC BVI in the Company, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Non- exempt Continuing Connected Transactions (including the relevant Proposed Caps) at the EGM

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Non-exempt Continuing Connected Transactions ( including the relevant Proposed Caps), and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same. A circular containing, amongst other things, further information on the terms of the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of Somerley, acting as the Independent Financial Adviser, together with a notice to convene the EGM to consider and, if thought fit, approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), is expected to be despatched to the Shareholders on or around 6 November 2019.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2020 TO 2022

Background

Reference is made to the 2016 Circular in relation to the Continuing Connected Transactions between the Group and CNOOC and/or its Associates. The Independent Shareholders approved the non-exempt continuing connected transactions between the Group and CNOOC and/or its Associates and the relevant annual caps for 2017 to 2019 at the 2016 EGM.

The Company expects to continue the Continuing Connected Transactions after 31 December 2019 and therefore will, in accordance with the Listing Rules, re-comply with the provisions of Chapter l4A of the Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2020 to 31 December 2022), including disclosing information thereof in this announcement and seeking the Independent Shareholders’ approval for the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

Continuing Connected Transactions under the Comprehensive Framework Agreement

The Company entered into the Comprehensive Framework Agreement on 1 November 2019 with CNOOC for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates in respect of the Continuing Connected Transactions, the details of which are set out below. The term of the Comprehensive Framework Agreement is for a period of three years commencing from 1 January 2020, and is conditional upon the Independent Shareholders’ approval at the EGM. The Comprehensive Framework Agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company and CNOOC on 15 November 2016, as described in the 2016 Circular, with more details on pricing policies.

The Continuing Connected Transactions under the Comprehensive Framework Agreement can be categorised as follows:

•	Provision of exploration, oil and gas development, oil and gas production as well as sales, management and ancillary services by CNOOC and/or its Associates to the Group

(a)	Provision of exploration and support services;

(b)	Provision of oil and gas development and support services;

(c)	Provision of oil and gas production and support services;

(d)	Provision of sales, management and ancillary services; and

(e)	FPSO vessel leases.

•	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

•	Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas); and

(b)	Long-term sales of natural gas and liquefied natural gas.

The categories of “Provision of exploration and support services”, “Provision of oil and gas development and support services”, “Provision of oil and gas production and support services”, “Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)” and “Long- term sales of natural gas and liquefied natural gas” are Non-exempt Continuing Connected Transactions subject to the reporting, announcement and Independent Shareholders’ approval requirements. The other categories of Continuing Connected Transactions are exempt from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements (save and except the category of “Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates”, which belongs to Continuing Connected Transactions that are fully exempt from the reporting, announcement and Independent Shareholders’ approval requirements, but the Company includes the details of this category of Continuing Connected Transactions in this announcement for the purpose of completeness of information disclosure and from the perspective of good corporate governance).

Since the establishment of the Company, certain Associates of CNOOC specialising in exploration, oil and gas development, oil and gas production as well as sales, management and ancillary services provided these services to the Group from time to time. The services provided by CNOOC and/or its Associates are set out below.

Provision of exploration, oil and gas development, oil and gas production as well as sales, management and ancillary services by CNOOC and/or its Associates to the Group

(a)	Provision of exploration and support services

The services provided by CNOOC and/or its Associates to the Group on exploration operations include:

•	well site survey;

•	seismic data collection and processing;

•	integrated exploration research services;

•	exploration well operations;

•	related technical services on exploration well;

•	tow-boat, transportation and safety services; and

•	other related technical and supporting services.

The applicable pricing policies for transactions conducted under this category are based on market price. The Company will analyse whether the goods and service to be procured is qualified for tendering and price comparison, and will adopt tendering and price comparison when the conditions are satisfied. If the conditions are not satisfied, the following pricing principles will be adopted:

(i)	with respect to exploration well operations – the price is determined through comparison of prices disclosed on the Rigzone website (www.rigzone.com), which is a website hosted by Rigzone.com, Inc. and the data of which is updated once Rigzone obtains new contract rates for rigs and the prices quoted by CNOOC and/or its Associates. Price will normally be approximately 80% to 100% of the abovementioned reference prices. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices; and

(ii)	with respect to other exploration and support services – for contracts with no comparable markets and satisfy the single source procurement conditions, the contract price is determined through arm’s length negotiation by taking reference to the information disclosed in the annual reports of at least three major overseas goods and service providers of the oil and gas industry such as Schlumberger Limited (“Schlumberger”), The Halliburton Company (“Halliburton”) and Baker Hughes to obtain a general understanding of the approximate range of prices charged by these service providers. Service providers such as Schlumberger, Halliburton and Baker Hughes have been providing the relevant professional services to the Company. The contract price is determined by: (1) calculating the reference price which is based on the historical prices quoted by the abovementioned overseas goods and service providers for the services provided to the Group plus the historical prices multiplied by the annual movement ratio of the profit margin of the abovementioned overseas goods and service providers, which is calculated by dividing the net operating profit by total operating revenue disclosed in the annual reports of the abovementioned overseas goods and service providers, as well as taking into account specific working environment of the related projects, such as different geographic features, different offshore regions, weather conditions, depth of water, etc. In extreme circumstances when the oil price falls significantly below the Company’s cost per barrel, the movement of the oil price would also be considered when determining the reference price; (2) comparing such reference price with the price quoted by CNOOC and/or its Associates; and (3) entering into arm’s length negotiation with CNOOC and/or its Associates. Prices will normally be approximately 80% to 100% of the abovementioned reference prices. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices.

For the two years ended 31 December 2018 and the six months ended 30 June 2019, the charges for the provision of such exploration and support services payable to CNOOC and/or its Associates were approximately RMB5,912 million, RMB7,378 million and RMB4,748 million, respectively.

(b)	Provision of oil and gas development and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas development operations include:

•	platform survey;

•	drilling and completion well operations;

•	related technical services on drilling and completion;

•	design, construction, installation and commissioning of production facilities;

•	shipping transportation;

•	provision of materials/equipment;

•	integrated research on development techniques; and

•	other related technical and supporting services.

The applicable pricing policies for the transactions conducted under this category are based on market price. The Company will analyse whether the goods and service to be procured is qualified for tendering and price comparison, and will adopt tendering and price comparison when the conditions are satisfied. If the conditions are not satisfied, the following pricing principles will be adopted:

(i)	with respect to drilling and completion well operations and related technical services – the price is determined through comparison of prices disclosed on the Rigzone website (www.rigzone.com), which is a website hosted by Rigzone.com, Inc. and the data of which is updated once Rigzone obtains new contract rates for rigs and the prices quoted by CNOOC and/ or its Associates. Price will normally be approximately 80% to 100% of the abovementioned reference prices. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices;

(ii)	with respect to design, construction, installation and commissioning of production facilities – the price is determined through arm’s length negotiation between both parties with reference to market price, taking into account specific working environment of the related projects, such as complexity of operation, different geographic features, different offshore regions, weather conditions, depth of water, etc.; and

(iii)	with respect to other oil and gas development and support services – for contracts with no comparable markets and satisfy the single source procurement conditions, the contract price is determined through arm’s length negotiation by taking reference to the information disclosed in the annual reports of at least three major overseas goods and service providers of the oil and gas industry such as Schlumberger, Halliburton and Baker Hughes to obtain a general understanding of the approximate range of prices charged by these service providers. Service providers such as Schlumberger, Halliburton and Baker Hughes have been providing the relevant professional services to the Company. The contract price is determined by: (1) calculating the reference price which is based on the historical prices quoted by the abovementioned overseas goods and service providers for the services provided to the Group plus the historical prices multiplied by the annual movement ratio of the profit margin of the abovementioned overseas goods and service providers, which is calculated by dividing the net operating profit by total operating revenue disclosed in the annual reports of the abovementioned overseas goods and service providers, as well as taking into account specific working environment of the related projects, such as different geographic features, different offshore regions, weather conditions, depth of water, etc. In extreme circumstances when the oil price falls significantly below the Company’s cost per barrel, the movement of the oil price would also be considered when determining the reference price; (2) comparing such reference price with the price quoted by CNOOC and/or its Associates; and (3) entering into arm’s length negotiation with CNOOC and/or its Associates. Prices will normally be approximately 80% to 100% of the abovementioned reference prices. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices.

For the two years ended 31 December 2018 and the six months ended 30 June 2019, the charges for the provision of such oil and gas development services payable to CNOOC and/or its Associates were approximately RMB16,317 million, RMB24,043 million and RMB13,191 million, respectively.

(c)	Provision of oil and gas production and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas production operations are set out below:

•	integrated research on production techniques;

•	well workover;

•	shipping transportation;

•	oil tanker transportation;

•	provision of materials/equipment;

•	maintenance of platform;

•	repair of equipment and pipeline;

•	production operations;

•	oil and gas production labour services;

•	warehousing and storage;

•	lease of equipment and building;

•	road transportation services;

•	telecommunication and network services;

•	wharf services;

•	construction services, including roads, wharf, buildings, factories and water barrier;

•	maintenance and repair of major equipment;

•	medical, childcare and social services;

•	supply of water, electricity, gas and heat;

•	security and fire prevention services;

•	technical training;

•	accommodation;

•	maintenance and repair of buildings;

•	catering services; and

•	other related technical and supporting services.

The applicable pricing policies for the transactions conducted under this category are government- prescribed price or market price. If market price is applicable, the Company will analyse whether the goods and service to be procured is qualified for tendering and price comparison, and will adopt tendering and price comparison when the conditions are satisfied. If the conditions are not satisfied, the following pricing principles will be adopted:

(i)	with respect to the supply of water, electricity, gas and heat – the price is determined by the respective government-prescribed price for water supply, electricity supply, gas supply and heat supply as set out in the paragraph headed “Government-prescribed price” under the section headed “Pricing Determination” below; and

(ii)	with respect to other oil and gas production and support services – the price is determined through arm’s length negotiation between both parties with reference to market price. The market price is determined with reference to quotations from at least two comparable independent third-party market participants (if applicable) in similar transactions in surrounding markets providing similar services and taking into account factors such as quality of services and supply and demand of local markets.

For the two years ended 31 December 2018 and the six months ended 30 June 2019, the charges for the provision of such oil and gas production services payable to CNOOC and/or its Associates were approximately RMB8,894 million, RMB9,284 million and RMB4,085 million, respectively.

(d)	Provision of sales, management and ancillary services

CNOOC and/or its Associates provide sales, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group, which include:

•	sales services;

•	management;

•	staff recruitment;

•	publishing;

•	telecommunication networks;

•	leases of properties;

•	property management;

•	water, electricity, gas and heat supply;

•	sewage disposal;

•	car rental;

•	integrated services such as record keeping, filing, repair of computer, catering and photocopying; and

•	integrated research.

In addition, as part of the administration and management services provided to the Group, CNOOC and/or its Associates has/have been leasing certain properties (including its headquarters) covering an aggregate floor area of approximately 609,972.92 square meters located throughout the PRC and in Singapore, to the Group for use as office premises and staff quarters. In addition to leasing these properties, CNOOC and/or its Associates has/have also been providing management services in respect of certain properties leased to the Group. CNOOC and/or its Associates which own one or more of the leased properties have entered into individual lease and/or management agreements with the Company. Each agreement is in writing and for a term of less than three years.

As its business continues to expand, the Group may, subject to the relevant Proposed Caps, also enter into additional lease and management agreements with CNOOC and/or its Associates from time to time. JLL, an independent property valuer, has confirmed that the payments due under the lease agreements and the management agreements reflect the fair and reasonable commercial market rent and management fee.

The applicable pricing policies for the transactions conducted under this category are government- prescribed price or market price. If market price is applicable, the Company will analyse whether the goods and service to be procured is qualified for tendering and price comparison, and will adopt tendering and price comparison when the conditions are satisfied. If the conditions are not satisfied, the following pricing principles will be adopted:

(i)	with respect to the supply of water, electricity, gas and heat – the price is determined by the respective government-prescribed price for water supply, electricity supply, gas supply and heat supply as set out in the paragraph headed “Government-prescribed price” under the section headed “Pricing Determination” below; and

(ii)	with respect to other sales, management and ancillary services under this category – the products and services provided by CNOOC and/or its Associates under this category are substantially leases of properties. The rental is determined with reference to prevailing market rates and historical transaction amounts which were reviewed by JLL and confirmed as fair and reasonable commercial market rent. Rental will be approximately 3% more or less than the prevailing market rates. When determining such adjustments, the Company will consider the conditions of the leased properties, the location of the leased properties, the availability of properties with similar sizes in similar locations and the historical transaction amounts.

For the two years ended 31 December 2018 and the six months ended 30 June 2019, the aggregate charges for the provision of sales, management and ancillary services (including leasing and management of properties) payable by the Group to CNOOC and/or its Associates were approximately RMB1,450 million, RMB1,373 million and RMB496 million, respectively.

(e)	FPSO vessel leases

The Group leases floating, production, storage and offloading (FPSO) vessels from CNOOC EnerTech, an Associate of CNOOC, for use in oil production operations. The term of FPSO vessel leases are usually determined based on the expected term of oil production. The Company leases six FPSO vessels from CNOOC EnerTech with a term ranging from 3 years to approximately 16.3 years. The view of the Independent Financial Adviser in accordance with the requirements of Rule 14A.52 of the Listing Rules is set out in the paragraphs headed “View from Independent Financial Adviser” below.

The pricing policy of the FPSO vessel leases is the rental which is unanimously determined through arm’s length negotiation between the Group and CNOOC and/or its Associates which provides the FPSO vessel leases in accordance with normal commercial terms. The rental usually takes reference to FPSO vessels’ fixed daily rent which is determined based on the result of internal economic appraisal during the course of the overall development plan of the oil fields or the floating rent determined by multiplying the oil and gas production volume by a certain ratio (which is determined by the result of internal economic appraisal during the course of the overall development plan of the oil fields and the magnitude of production volumes). The major parameters of the internal economic appraisals include oil price, production of the oil fields, reserve volumes of the oil fields and discount rate, which have significant influence on the revenues and costs of the oil fields. When performing the internal economic appraisals, a net present value can be deduced from these parameters. The FPSO vessel rental can be calculated by deducting the costs of the oil fields of which the FPSO vessel rental forms part from the net present value. The cost of the oil fields of which FPSO rental forms part can be estimated by considering the expected future revenues and the expected returns on investment. The FPSO rental normally accounts for around 10% of the total operating expenses of the oil fields. The Company adopts both fixed daily rent and floating rent for all of its FPSO vessel leases. The rentals for FPSO vessels are the most favourable prices in domestic China since there is no third party available who provides FPSO vessel lease services that specifically meet the development of the oil and gas fields in domestic China. Therefore, the Company is of the view that the final rentals for FPSO vessels agreed by the Group and CNOOC and/or its Associates are in the interests of the Company and the Shareholders as a whole.

For the two years ended 31 December 2018 and the six months ended 30 June 2019, the aggregate rentals of FPSO vessels payable by the Group to CNOOC and/or its Associates were approximately RMB1,383 million, RMB1,213 million and RMB616 million, respectively.

The Company leases FPSO vessels with a term ranging from 3 years to approximately 16.3 years. From the Company’s perspective, the term of the FPSO vessel leases with a term in excess of three years is beneficial to the Company because: (i) such arrangement is in the Group’s favour as it enables the Group to constantly equip itself with FPSO vessels throughout substantially the expected term of production of its oil fields without incurring material capital risks; and (ii) it is cost-effective for the Group to have long-term leases because rental charges for long-term leases can usually be negotiated at a lower rate as compared to short-term leases.

View from Independent Financial Adviser

As the term of the FPSO vessel leases exceeds three years, pursuant to Rule 14A.52 of the Listing Rules, the Company has engaged Somerley as the independent financial adviser to explain why the FPSO vessel leases require a longer period and to confirm that it is normal business practice for agreements of this type to be of such term.

In assessing the reasons why the term of the FPSO vessel leases requires a period longer than three years, Somerley has taken into consideration the information set out in this announcement, and the following principal factors based on the information provided by, and discussion with, the management of the Company:

(i)	The Group has been leasing FPSO vessels from CNOOC and/or its Associates. FPSO vessels are (a) usually located next to offshore oil platforms and are an integrated facility used by the Group during its offshore oil production for processing, storage and offloading of crude oil; and (b) particularly effective in remote or deepwater locations where subsea pipelines are not cost- effective because they can eliminate the need to lay expensive long-distance pipelines from the oil well to an onshore terminal. Based on the information provided by the Company, the term of the FPSO vessel leases entered into between CNOOC and/or its Associates and the Group ranges from 3 years to approximately 16.3 years; and

(ii)	a longer term of the FPSO vessel leases is beneficial to the Group as (a) such arrangement enables the Group to constantly equip itself with FPSO vessels throughout substantially the expected term of production of its oilfields without incurring material capital risks; and (b) it is cost-effective to have long-term leases because rental charges for long-term leases can usually be negotiated at a lower rate as compared with short-term leases.

In considering whether the term of the FPSO vessel leases is in line with normal business practice for agreements of this type, Somerley has reviewed publicly available information as at the date prior to the date of this announcement on a best effort basis regarding the term of comparable FPSO vessel leases (the “Comparable FPSO Vessel Leases”) with nature similar to that of the FPSO vessel leases entered into between CNOOC and/or its Associates and the Group. Based on the latest annual reports published by the companies involved in the Comparable FPSO Vessel Leases, Somerley noted that the term of the Comparable FPSO Vessel Leases ranges from approximately 1.3 years to 34 years taking into account the extension options of certain Comparable FPSO Vessel Leases. The term of the FPSO vessel leases (i.e. 3 years to approximately 16.3 years) entered into between CNOOC and/or its Associates and the Group is within the range of the term of the Comparable FPSO Vessel Leases.

Based on the above considerations, Somerley is of the view that a period longer than three years is required for the FPSO vessel leases entered into between CNOOC and/or its Associates and the Group and that the term of such leases of longer than three years is in line with normal business practice for agreements of this type.

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

In addition to providing various services to the Group, CNOOC and/or its Associates may also utilise various types of management, technical, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The services that may be provided by the Group to CNOOC and/or its Associates include:

•	technical consulting;

•	technology transfer;

•	management services;

•	technical research services; and

•	other supporting services.

The applicable pricing policies for the transactions conducted under this category are determined through arm’s length negotiation between both parties with reference to market price. Market price is determined through comparison of prices with reference to quotations from at least two comparable independent third-party industry players (if applicable) in similar transactions in surrounding markets providing similar services and taking into account factors such as quality of services and supply and demand of local markets.

The Group did not enter into any transaction under this category for the two years ended 31 December 2018 and the six months ended 30 June 2019. However, the development of CNOOC towards a world- class integrated energy company requires it to continue to optimise its industrial chain. In view of

CNOOC’s continuous efforts in developing itself towards a world-class integrated energy company, and based on the expertise and experience of the management of the Group in the oil and gas industry who has undergone multiple economic cycles, it is reasonable for the Group to anticipate that CNOOC and/ or its Associates may require the provision of certain of the technical consulting, technical transfer, management services, technical research services and other related services from the Group in the next three years.

Given the anticipated need by CNOOC and/or its Associates for the provision of services under this category as mentioned in the above paragraph, together with a steady uptrend of labour costs and the expertise and extensive experience of the engineers and technicians of the Group, the Board considers that the Proposed Caps for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates, are fair and reasonable.

Continuing Connected Transactions under this category are fully exempt from the reporting, announcement and Independent Shareholders’ approval requirements, but the Company includes the details of this category of Continuing Connected Transactions in this announcement for the purpose of completeness of information disclosure and from the perspective of good corporate governance.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)

The Group may sell petroleum and natural gas products, including crude oil, natural gas, condensate oil and liquefied petroleum gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses on normal commercial terms or better. Although natural gas will be sold under the long-term sales contracts as described below, the Group also sells certain volumes of natural gas to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustment and to reap higher profits.

The applicable pricing policies for the transactions conducted under this category are based on market price, more particularly:

(i)	with respect to crude oil – the price is determined by taking reference to the Brent, Dubai, Oman and West Texas Intermediate crude oil prices, official prices of national oil companies of oil producing countries and Argus sulfur crude oil price index which are updated regularly and making adjustments of approximately 20% more or less than the abovementioned reference prices (the 20% less than the reference prices adjustment usually happens if the quality of petroleum is not up to the requested standard. Such downward adjustment will also be triggered under similar transactions with independent third parties). When determining such adjustments, the Company will consider the quality of different types of crude oil, shipping freight rates of crude oil and the international market price of crude oil with similar quality (based on the transaction information of the types of crude oil that are publicly traded on the spot markets). Such adjustments are made in accordance with the market-oriented principles; and

(ii)	with respect to domestic natural gas and its by-products – the price of natural gas is determined through arm’s length negotiation by taking reference to the price of the relevant local provincial/ municipal gate station (there being only one gate station in each province or municipality) prescribed by the NDRC from time to time and published on its website (http://www.ndrc. gov.cn/) and/or the prices of other competing gas sources in the local markets. The price of condensate oil is linked to the Brent crude oil price and the price of liquefied petroleum gas is linked to the benchmark price in the local market, and any premium or discount is determined through negotiation between the buyer and the seller with reference to the prices charged by independent suppliers in the local markets supplying products with similar quality. During the above pricing process, the Company will take into account factors such as the quality of products, supply and demand of the local markets and transportation distance, and determine the price through market research, internal analysis and proposal comparison, on arm’s length negotiation with the buyer in accordance with market principles including voluntariness, equality, fairness and good faith.

For the two years ended 31 December 2018 and the six months ended 30 June 2019, sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates were approximately RMB109,518 million, RMB131,730 million and RMB62,673 million, respectively.

(b)	Long-term sales of natural gas and liquefied natural gas

The Group sells natural gas or liquefied natural gas to CNOOC and/or its Associates which engage in downstream petroleum businesses on normal commercial terms or better. The price of natural gas is determined through negotiation by taking reference to the price of the relevant local provincial/ municipal gate station (there being only one gate station in each province or municipality) prescribed by the NDRC from time to time and published on its website (http://www.ndrc.gov.cn/) and/or the prices of other competing gas sources in the local markets. During the above pricing process, the Company will take into account factors such as the quality of products and supply and demand of the local markets, and determine the price through market research, internal analysis and proposal comparison, on arm’s length negotiation between the parties in accordance with market principles including voluntariness, equality, fairness and good faith. Due to the size of investment and the fact that sales are usually made to markets proximate to the production site, and that purchasers tend to utilise the natural gas products in areas close to the production site, and in order to ensure the return on investment from production of natural gas, the Group will usually enter into medium-to-long term sales contracts with a term of 5 to 25 years. The Group classifies sales contracts with a term of 5 years or more as medium-to-long term contracts for sales of natural gas and liquefied natural gas. It is market practice for the term of the sales contracts to be determined based on the estimated reserves and production profile of the relevant gas fields.

The applicable pricing policies for the transactions conducted under this category are based on market price, more particularly:

(i)	with respect to the long-term sales of overseas liquefied natural gas – the sales price of overseas liquefied natural gas under the Company’s existing long-term sales contract of liquefied natural gas in the Asia Pacific region is calculated based on a price formula linked to the weighted average crude oil import price into Japan (i.e. the Japanese Crude Cocktail (JCC) index, a commonly used reference price index for long-term sales contracts of liquefied natural gas in the Asia Pacific region), which is then adjusted by two constants determined through arm’s length negotiation among the contractual parties and subject to a price range of approximately US$2.32 to US$2.85 per million British Thermal Units (MMBtu). Historically, the actual sales amounts of long-term sales of overseas liquefied natural gas for 2017 and 2018 accounted to less than 5% of each of the annual caps set for the category of “Long-term sales of natural gas and liquefied natural gas” for 2017 and 2018. It is expected that the annual sales amount of long-term sales of overseas liquefied natural gas for each of the three years from 2020 to 2022 would not be more than 5% of the corresponding Proposed Cap for 2020 to 2022 for the category of “Long-term sales of natural gas and liquefied natural gas”; and

(ii)	with respect to domestic natural gas – the price is determined with reference to the price of the relevant local provincial/municipal gate station (there being only one gate station in each province or municipality) prescribed by the NDRC from time to time and published on its website (http://www. ndrc.gov.cn/) and/or the prices charged by around two to three independent natural gas suppliers (depending on whether they have operations in the specific local market) in the local markets who are the other major natural gas suppliers having operations similar to that of the Company and supplying similar products to CNOOC and/or its Associates or other buyers. Once the Company obtains the prices charged by other independent suppliers as mentioned above, the Company will conduct internal comparison and appraisal process. During such process, the Company will take into account factors such as the quality of products, supply and demand of the local markets, transportation distance, market research, internal analysis and proposals comparison. Thereafter, the Company will enter into arm’s length negotiation with the parties in accordance with market principles including voluntariness, equality, fairness and good faith, and consideration will be given to the reasonableness of the cost structure of the products. The range of adjustments of the price of natural gas against the international oil price or other benchmark prices cannot be ascertained because the realised gas price and the international oil price or other benchmark prices are not directly comparable. The adjustments will be made after the parties reach an agreement through negotiations based on good faith, reasonableness and fairness.

It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. The Comprehensive Framework Agreement provides that if the Company fails to obtain approval from the Independent Shareholders regarding the annual caps for this category of the Continuing Connected Transactions after 31 December 2022, then the individual agreements falling under this category will be terminated on that date. The view of the Independent Financial Adviser in accordance with the requirements of Rule 14A.52 of the Listing Rules will be included in its letter of advice contained in the circular to be despatched to the Shareholders.

For the two years ended 31 December 2018 and the six months ended 30 June 2019, long-term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates were approximately RMB9,837 million, RMB15,316 million and RMB7,267 million, respectively.

The consideration for the Continuing Connected Transactions set out above have been and will be satisfied in the same way as the payment methods adopted in transactions between the Company and independent third parties. Payment terms will be defined in the individual agreements to be entered into between the Company and CNOOC and/or its Associates.

Pricing Determination

The Comprehensive Framework Agreement details specific pricing principles for the products and services to be provided under the Comprehensive Framework Agreement.

The basic pricing principle for the Continuing Connected Transactions between the Group and CNOOC and/or its Associates is based on arm’s length negotiations, on normal commercial terms or better and with reference to the prevailing local market conditions (including the volume of sales, the term of contracts, the volume of services, overall customer relationship and other market factors).

On the basis of the above basic pricing principle, each type of products or services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	government-prescribed price; or

(b)	where there is no government-prescribed price, in accordance with market prices, including local, national or international market prices.

Government-prescribed price

Government-prescribed price refers to the price in respect of certain categories of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state/coalition government or any organisation responsible for domestic ruling and foreign affairs with respect to certain specified territory, irrespective of its name, organisation or structure) or other regulatory departments.

Government-prescribed prices are applicable to water supply, electricity supply, gas supply and heat supply. The relevant basis for the government-prescribed prices for different types of products and services are detailed below:

(i)	Water supply – the National Guidelines on Water Tariffs (Ji Jia Ge [1998] No. 1810), issued by the former National Planning Committee of the PRC(i) and the former Ministry of Construction of the PRC(ii) and revised by the NDRC and the former Ministry of Construction of the PRC on 29 November 2004, the urban water supply price shall be government-prescribed price, and the specific pricing authority shall be executed based on the price management catalogue.

(ii)	Electricity supply – the Electricity Law issued by the Standing Committee of the National People’s Congress of the PRC on 28 December 1995 and revised on 24 April 2015, for the on-grid power price of a power network spanning different provinces, autonomous regions, or municipalities directly under the central government, as well as in a provincial power network and an independent power network, a proposal shall be made through negotiations between the enterprises engaged in power production and/or power network operation, and shall be examined and approved by the pricing administrative department of the State Council of the PRC or an authoritative pricing administrative department. If the power produced by locally funded power production enterprises forms an independent power network within different regions of the province or is generated for local use, the price shall be under the control of the people’s governments of the provinces, autonomous regions or municipalities directly under the central government.

(iii)	Gas supply – the Regulation on the Administration of Urban Gas (State Council Order No. 583) issued by the State Council of the PRC on 19 October 2010, which provides that the pricing bureau of the people’s governments above the county level could prescribe and adjust the selling price for pipeline gas.

(iv)	Heat supply – implement the prices for the supply of heat prescribed by the respective local governments.

Save as disclosed above, the macro government-prescribed prices are updated in accordance with the development of national economy and relevant policies to be issued from time to time. The prices prescribed by the people’s governments of the respective provinces, autonomous regions and municipalities directly under the central government are updated in accordance with the local practical situations. The Company will pay close attention to the updates of government-prescribed prices and determine the prices for relevant products and services accordingly.

Notes:

(i)	The former National Planning Committee of the PRC was reorganised as the NDRC in 2003.

(ii)	The former Ministry of Construction of the PRC was reorganised as the Ministry of Housing and Urban-Rural Development of the PRC in 2008.

Market Price

Market price refers to the price determined with reference to the price charged by at least two independent third parties (if applicable) in areas (or nearby areas) providing such type of products or services on normal terms with comparable scale at that time. Market price will be determined in accordance with normal commercial terms through tendering, price comparison or arm’s length negotiation processes between the two parties.

With respect to the market prices for the goods and services under each of the categories under sub- paragraph (v) below, the Company will analyse whether the goods and service to be procured is qualified for tendering and price comparison, and will adopt tendering and price comparison as described under the paragraph headed “Procedures regarding tendering process” below when the conditions are satisfied.

If the conditions are not satisfied, the pricing principles as set out in items (A) to (F) under sub-paragraph (v) below will be adopted.

Procedures regarding tendering process

The Group invites at least two potential independent third-party suppliers/service providers (if applicable) to provide quotations (including proposals such as cost structure of products or services) in respect of the requested products and services. Following the receipt of quotations from at least two potential independent third-party suppliers/service providers, the Group will evaluate and compare the terms of quotations and determine the winning supplier/service provider by taking into account factors such as price quotations, quality of the products or services, ability of the suppliers/service providers in meeting technical specifications and delivery schedules, and qualification and relevant experience of the suppliers/service providers. The contract will be awarded to the supplier/service provider who fulfills the technical requirements and offers the most favourable pricing to the Company after arm’s length negotiation and discussion.

If there does not exist two or more independent third parties providing such type of products or services, the price will be determined in accordance with the negotiation between the two parties of the transaction. When both parties enter into fair negotiation on pricing, consideration should be given to the reasonableness of the cost structure of the products or services. The supplier shall provide the list of costs and the Company shall compare such costs with the Company’s internal costs of producing or providing similar products or services to determine the transaction price.

Market price for each type of products and services

(i)	Crude oil – the price is determined by taking reference to the Brent, Dubai, Oman and West Texas Intermediate crude oil prices, official prices of national oil companies of oil producing countries and Argus sulfur crude oil price index which are updated regularly and making adjustments of approximately 20% more or less than the abovementioned reference prices (the 20% less than the reference prices adjustment usually happens if the quality of petroleum is not up to the requested standard. Such downward adjustment will also be triggered under similar transactions with independent third parties). When determining such adjustments, the Company will consider the quality of different types of crude oil, shipping freight rates of crude oil and the international market price of crude oil with similar quality (based on the transaction information of the types of crude oil that are publicly traded on the spot markets). Such adjustments are made in accordance with the market-oriented principles.

(ii)	Long-term sales of domestic natural gas – the price is determined with reference to the price of the relevant local provincial/municipal gate station (there being only one gate station in each province or municipality) prescribed by the NDRC from time to time and published on its website (http://www. ndrc.gov.cn/) and/or the prices charged by around two to three independent natural gas suppliers (depending on whether they have operations in the specific local market) in the local markets who are the other major natural gas suppliers having operations similar to that of the Company and supplying similar products to CNOOC and/or its Associates or other buyers. Once the Company obtains the prices charged by other independent suppliers as mentioned above, the Company will conduct internal comparison and appraisal process. During such process, the Company will take into account factors such as the quality of products, supply and demand of the local markets, transportation distance, market research, internal analysis and proposals comparison. Thereafter, the Company will enter into arm’s length negotiation with the parties in accordance with market principles including voluntariness, equality, fairness and good faith, and consideration will be given to the reasonableness of the cost structure of the products. The range of adjustments of the price of natural gas against the international oil price or other benchmark prices cannot be ascertained because the realised gas price and the international oil price or other benchmark prices are not directly comparable. The adjustments will be made after the parties reach an agreement through negotiations based on good faith, reasonableness and fairness.

(iii)	Domestic natural gas (other than long-term sales of domestic natural gas) and its by-products – the price of natural gas is determined through arm’s length negotiation by taking reference to the price of the relevant local provincial/municipal gate station (there being only one gate station in each province or municipality) prescribed by the NDRC from time to time and published on its website (http://www.ndrc.gov.cn/) and/or the prices of other competing gas sources in the local markets. The price of condensate oil is linked to the Brent crude oil price and the price of liquefied petroleum gas is linked to the benchmark price in the local market, and any premium or discount is determined through negotiation between the buyer and the seller with reference to the prices charged by independent suppliers in the local markets supplying products with similar quality. During the above pricing process, the Company will take into account factors such as the quality of products, supply and demand of the local markets and transportation distance, and determine the price through market research, internal analysis and proposals comparison, on arm’s length negotiation with the buyer in accordance with market principles including voluntariness, equality, fairness and good faith.

(iv)	Long-term sales of overseas liquefied natural gas – the sales price of overseas liquefied natural gas under the Company’s existing long-term sales contract of liquefied natural gas in the Asia Pacific region is calculated based on a price formula linked to the weighted average crude oil import price into Japan (i.e. the Japanese Crude Cocktail (JCC) index, a commonly used reference price index for long-term sales contracts of liquefied natural gas in the Asia Pacific region), which is then adjusted by two constants determined through arm’s length negotiation among the contractual parties and subject to a price range of approximately US$2.32 to US$2.85 per million British Thermal Units (MMBtu). Historically, the actual sales amounts of long-term sales of overseas liquefied natural gas for 2017 and 2018 accounted to less than 5% of each of the annual caps set for the category of “Long-term sales of natural gas and liquefied natural gas” for 2017 and 2018. It is expected that the annual sales amount of long-term sales of overseas liquefied natural gas for each of the three years from 2020 to 2022 would not be more than 5% of the corresponding Proposed Cap for 2020 to 2022 for the category of “Long-term sales of natural gas and liquefied natural gas”.

(v)	Provision of exploration and support services, provision of oil and gas development and support services, provision of oil and gas production and support services, provision of sales, management and ancillary services, and FPSO vessel leases:

(A)	Exploration well operations, drilling and completion well operations and related technical services – the price is determined through comparison of prices disclosed on the Rigzone website (www.rigzone.com), which is a website hosted by Rigzone.com, Inc. and the data of which is updated once Rigzone obtains new contract rates for rigs and the prices quoted by CNOOC and/or its Associates. Prices will normally be approximately 80% to 100% of the abovementioned reference prices. When determining such adjustments, the Company will consider specific conditions of contract, nature of specific products and services, complexity of operation, market demand and historical transaction prices.

(B)	Design, construction, installation and commissioning of production facilities – the price is determined through arm’s length negotiation between both parties with reference to market price, taking into account specific working environment of the related projects, such as complexity of operation, different geographic features, different offshore regions, weather conditions, depth of water, etc.

(C)	Other exploration and support services and other oil and gas development and support services – for contracts with no comparable markets and satisfy the single source procurement conditions, the contract price is determined through arm’s length negotiation by taking reference to the information disclosed in the annual reports of at least three major overseas goods and service providers of the oil and gas industry such as Schlumberger, Halliburton and Baker Hughes to obtain a general understanding of the approximate range of prices charged by these service providers. Service providers such as Schlumberger, Halliburton and Baker Hughes have been providing the relevant professional services to the Company. The contract price is determined by: (1) calculating the reference price which is based on the historical prices quoted by the abovementioned overseas goods and service providers for the services provided to the Group plus the historical prices multiplied by the annual movement ratio of the profit margin of the abovementioned overseas goods and service providers, which is calculated by dividing the net operating profit by total operating revenue disclosed in the annual reports of the abovementioned overseas goods and service providers, as well as taking into account specific working environment of the related projects, such as different geographic features, different offshore regions, weather conditions, depth of water, etc. In extreme circumstances when the oil price falls significantly below the Company’s cost per barrel, the movement of the oil price would also be considered when determining the reference price; (2) comparing such reference price with the price quoted by CNOOC and/or its Associates; and (3) entering into arm’s length negotiation with CNOOC and/or its Associates. Prices will normally be approximately 80% to 100% of the abovementioned reference prices. When determining such adjustments, the Company will consider specific conditions of contracts, nature of specific products and services, complexity of operation, market demand and historical transaction prices.

(D)	Other oil and gas production and support services – the price is determined through arm’s length negotiation between both parties with reference to market price. The market price is determined with reference to quotations from at least two comparable independent third-party market participants (if applicable) in similar transactions in surrounding markets providing similar services and taking into account factors such as quality of services and supply and demand of local markets.

Above items (A) to (D) are not applicable to the exploration and support services, oil and gas development and support services, and oil and gas production and support services between CUCBM, a subsidiary of the Company, and CNOOC and/or its Associates. The pricing for the aforesaid types of services is in accordance with the principle of arm’s length negotiation, with reference to the price information of the same/similar professional contracts of the adjacent blocks of PetroChina Company Limited, China Petroleum & Chemical Corporation or external cooperation projects in the unconventional oil and gas industry. The final transaction price is determined by comparing the quotations from CNOOC and/or its Associates with the aforesaid reference prices.

(E)	Sales, management and ancillary services – the products and services provided by CNOOC and/or its Associates under this category are substantially leases of properties. The rental is determined with reference to prevailing market rates and historical transaction amounts which were reviewed by JLL and confirmed as fair and reasonable commercial market rent. Rental will be approximately 3% more or less than the prevailing market rates. When determining such adjustments, the Company will consider the conditions of the leased properties, the location of the leased properties, the availability of properties with similar sizes in similar locations and the historical transaction amounts.

(F)	FPSO vessel leases – the consideration of the FPSO vessel leases is the rental which is unanimously determined through arm’s length negotiation between the Group and CNOOC and/or its Associates which provides the FPSO vessel leases in accordance with normal commercial terms. The rental usually takes reference to FPSO vessels’ fixed daily rent which is determined based on the result of internal economic appraisal during the course of the overall development plan of the oil fields or the floating rent determined by multiplying the oil and gas production volume by a certain ratio which is determined by the result of the internal economic appraisal during the course of the overall development plan of the oil fields and the magnitude of production volumes. The major parameters of the internal economic appraisals include oil price, production of the oil fields, reserve volumes of the oil fields and discount rate, which have significant influence on the revenues and costs of the oil fields. When performing the internal economic appraisals, a net present value can be deduced from these parameters. The FPSO vessel rental can be calculated by deducting the costs of the oil fields of which the FPSO vessel rental forms part from the net present value. The cost of the oil fields of which FPSO rental forms part can be estimated by considering the expected future revenues and the expected returns on investment. The FPSO rental normally accounts for around 10% of the total operating expenses of the oil fields. The Company adopts both fixed daily rent and floating rent for all of its FPSO vessel leases. The rentals for FPSO vessels are the most favourable prices in domestic China since there is no third party available which provides FPSO vessel lease services that specifically meet the development of the oil and gas fields in domestic China. Therefore, the

Company is of the view that the final rentals for FPSO vessels agreed by the Group and CNOOC and/its Associates are in the interests of the Company and the Shareholders as a whole.

(vi)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates – the price is determined through arm’s length negotiation between both parties with reference to market price (namely, comparison of prices with reference to quotations from at least two comparable independent third-party industry players (if applicable) in similar transactions in surrounding markets providing similar services and taking into account factors such as quality of services and supply and demand of local markets).

Internal control measures to ensure connected transactions are conducted in accordance with the Comprehensive Framework Agreement

The Company has a comprehensive internal control system to ensure that the terms of the Continuing Connected Transactions are fair and reasonable, and the Continuing Connected Transactions are conducted on normal commercial terms or better and in the ordinary course of business of the Group, and in the interests of the Company and the Shareholders as a whole. Relevant internal control measures include:

•	The Group has strict internal control measures for evaluation and selection of suppliers, tendering process and contract execution. In terms of provision of products and services, during the tendering process, the Group will request CNOOC and/or its Associates to provide, along with other potential independent suppliers/service providers, quotations (including proposals) in respect of the requested products or services. Following the receipt of quotations from CNOOC and/or its Associates, and other potential independent suppliers/service providers, the Group will evaluate and compare the terms of quotations and determine the winning supplier/service provider by taking into account factors such as price quotations, quality of the products or services, ability of the suppliers/service providers in meeting technical specifications and delivery schedules, and qualification and relevant experience of the suppliers/service providers. The contract will be awarded to the supplier/service provider who fulfills the technical requirements and offers the most favourable pricing to the Company. Accordingly, CNOOC and/or its Associates may or may not be awarded the contracts. On the other hand, should CNOOC and/or its Associates consider that the terms of the contracts offered by the Group are not commercially acceptable, CNOOC and/or its Associates may also choose not to accept the terms of the contracts.

•	The controller’s department of the Company regularly monitors the actual amounts incurred for each type of the Continuing Connected Transactions for the purpose of ensuring the relevant annual caps are not exceeded.

•	The internal control and risk management team of the Company organises and runs internal control tests regularly to evaluate the comprehensiveness and effectiveness of the internal control measures in relation to continuing connected transactions.

•	The Board conducts annual review on the implementation of the Continuing Connected Transactions and conducts review of financial statements which include the disclosure and analysis of the implementation of the Continuing Connected Transactions every six months. The review mainly includes a review on whether the Company and the connected parties have fulfilled the Continuing Connected Transaction agreements during the relevant year or half-year and whether the actual transaction amounts incurred between the Company and the connected parties are within the annual caps approved by the Shareholders.

•	The independent non-executive Directors conduct annual review of the Continuing Connected Transactions and provide annual confirmations in the Company’s annual report on whether the Continuing Connected Transactions are conducted (i) in the Company’s ordinary course of business; (ii) in accordance with normal commercial terms or better and on terms that are fair and reasonable; (iii) in accordance with the terms of the relevant agreements; and (iv) in the interests of the Company and the Shareholders as a whole.

•	The audit committee of the Company conducts review of the annual financial statements, annual report, interim financial statements and interim report which include the disclosure and analysis of the implementation of the Continuing Connected Transactions and opine on the Continuing Connected Transactions as disclosed in such financial statements and reports, including whether the terms of the Continuing Connected Transactions are fair and reasonable and whether the transaction amounts are within the relevant annual caps.

•	To assist the Company in complying with the applicable rules listed in Chapter 14A of the Listing Rules, the external auditors of the Company perform work in accordance with the regulations in the Hong Kong Standard on Assurance Engagements 3000 – “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to the “Practice Note 740 – Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants, on the Company’s Continuing Connected Transactions and issue a letter in respect of the Continuing Connected Transactions disclosed in the Company’s annual report in accordance with the applicable accounting standards and the Listing Rules.

Reasons for and benefits of the Continuing Connected Transactions

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its Associates and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its Associates constitute continuing connected transactions for the Company under the Listing Rules.

CNOOC Group is the single largest supplier of the Company. The continuous and stable supply of various products and services contemplated under the Comprehensive Framework Agreement depends, to a large extent, on the performance of the CNOOC Group and the performance of transactions contemplated under the Comprehensive Framework Agreement. Nevertheless, CNOOC Group holds a dominant position in providing services in relation to the production and operation of oil, gas and petrochemical such as ancillary production services, engineering construction services, information consulting services, supply services and financial services. The above services are essential to the operations of the Group. The Company will benefit from the CNOOC Group as a secured and stable source of supply of technical services, equipment, materials, utilities, etc. through the performance of the Comprehensive Framework Agreement.

The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and the CNOOC Group, the Directors (excluding the independent non-executive Directors) consider that: (a) it is beneficial for the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company’s business; and (b) all the above Continuing Connected Transactions have been conducted on normal commercial terms or better, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the relevant Proposed Caps for each type of the above Continuing Connected Transactions are fair and reasonable.

The independent non-executive Directors constituting the Independent Board Committee will give their view after considering the advice from the Independent Financial Adviser, and their view will be given in the circular to be despatched to the Shareholders.

Proposed Caps and rationale

The Board has considered and proposed the following Proposed Caps in respect of the Continuing Connected Transactions which will serve as the maximum annual value of the relevant transactions above for the period from 1 January 2020 to 31 December 2022:

Continuing Connected Transactions	Historical amounts	Existing 2019 annual cap	Proposed Caps	Basis of determination of the Proposed Caps

Provision of exploration, oil and gas development, oil and gas production as well as sales, management and ancillary services by CNOOC and/or its Associates to the Group

(a) Provision of exploration and support services	For the two years ended 31 December 2018 and the six months ended 30 June 2019, approximately RMB5,912 million, RMB7,378 million and RMB4,748 million, respectively	For the year ending 31 December 2019, RMB11,590 million	For the three years ending 31 December 2022, RMB13,892 million, RMB14,811 million and RMB15,444 million, respectively	The annual Proposed Caps for the provision of exploration and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the exploration and support services provided by CNOOC and/or its Associates to the Group; the estimated investment in exploration activities; and the estimated level of exploration activities by the Group. The Directors are of the view that the Proposed Caps provide sufficient flexibility for the Group’s future anticipated business activities

(b) Provision of oil and gas development and support services	For the two years ended 31 December 2018 and the six months ended 30 June 2019, approximately RMB16,317 million, RMB24,043 million and RMB13,191 million, respectively	For the year ending 31 December 2019, RMB43,745 million	For the three years ending 31 December 2022, RMB49,083 million, RMB48,857 million and RMB58,536 million, respectively	The annual Proposed Caps for the provision of oil and gas development and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas development and support services provided by CNOOC and/or its Associates to the Group; the expected increase in the level of development activities in the coming years as a result of achievements in exploration; and the number of ongoing and estimated future development projects and the stage and production schedule of such projects. The Directors are of the view that the Proposed Caps provide sufficient flexibility for the Group’s future anticipated business activities.

Continuing Connected Transactions	Historical amounts	Existing 2019 annual cap	Proposed Caps	Basis of determination of the Proposed Caps
(c) Provision of oil and gas production and support services	For the two years ended 31 December 2018 and the six months ended 30 June 2019, approximately RMB8,894 million, RMB9,284 million and RMB4,085 million, respectively	For the year ending 31 December 2019, RMB16,877 million	For the three years ending 31 December 2022, RMB18,815 million, RMB20,651 million and RMB22,778 million, respectively

The annual Proposed Caps for the provision of oil and gas production and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas production and support services provided by CNOOC and/or its Associates to the Group; and the anticipated commencement of production of oil and gas fields. The Directors are of the view that the Proposed Caps provide sufficient flexibility for the Group’s future anticipated business activities.

(d) Provision of sales, management and ancillary services	For the two years ended 31 December 2018 and the six months ended 30 June 2019, approximately RMB1, 450 million, RMB1, 373 million and RMB496 million, respectively	For the year ending 31 December 2019, RMB1, 970 million	For the three years ending 31 December 2022, RMB2,773 million, RMB3,004 million and RMB3,231 million, respectively

The annual Proposed Caps for the provision of sales, management and ancillary services have been determined with reference to previous transactions conducted and transaction amounts in respect of the sales, management and ancillary services provided by CNOOC and/or its Associates to the Group; the continued expansion of the Group’s business and sales of oil and gas; and the potential increase in staffing. The Directors are of the view that the Proposed Caps provide sufficient flexibility for the Group’s future anticipated business activities.

Continuing Connected Transactions	Historical amounts	Existing 2019 annual cap	Proposed Caps	Basis of determination of the Proposed Cap
(e) FPSO vessel leases	For the two years ended 31 December 2018 and the six months ended 30 June 2019, approximately RMB1,383 million, RMB1,213 million and RMB616 million, respectively	For the year ending 31 December 2019, RMB3,360 million	For the three years ending 31 December 2022, RMB1,663 million, RMB1,394 million and RMB1,316 million, respectively	The annual Proposed Caps for the FPSO vessel leases have been determined with reference to previous transactions conducted and transaction amounts in respect of the FPSO vessel leases provided by CNOOC and/or its Associates to the Group; the anticipated number of FPSO vessels to be leased to accommodate the business plan of the Group; and the anticipated commencement of production of oil and gas fields. The Directors are of the view that the Proposed Caps provide sufficient flexibility for the Group’s future anticipated business activities.

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

Provision of management, technical, facilities and ancillary services, including the supply of materials	There have been no such transactions for the two years ended 31 December 2018 and the six months ended 30 June 2019	For the year ending 31 December 2019, RMB100 million	For the three years ending 31 December 2022, RMB100 million, RMB100 million and RMB100 million, respectively	The annual Proposed Caps for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates have been determined with reference to the anticipated need by CNOOC and/or its Associates for the provision of such services as a result of CNOOC’s need to optimise its industrial chain to facilitate its development towards a world-class integrated energy company; and the steady uptrend of labour costs in the PRC. The Directors are of the view that the Proposed Caps provide sufficient flexibility for the Group’s future anticipated business activities.

Continuing Connected Transactions	Historical amounts	Existing 2019 annual cap	Proposed Caps	Basis of determination of the Proposed Cap

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a) Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)	For the two years ended 31 December 2018 and the six months ended 30 June 2019, approximately RMB109, 518 million, RMB131, 730 million and RMB62, 673 million, respectively	For the year ending 31 December 2019, RMB437,773 million	For the three years ending 31 December 2022, RMB229, 990 million, RMB250, 736 million and RMB278, 819 million, respectively	The annual Proposed Caps for the sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/ or its Associates have been determined with reference to previous transactions conducted and transaction amounts in respect of the sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/ or its Associates; the scheduled production capacity of the Group; the estimated resultant increase in the Group’s production and sales due to the expected increase in the demand for petroleum and gas products from CNOOC and/ or its Associates to facilitate its/their business development plans; the forecast of Brent crude oil made by analysts which amounted to approximately US$67.7, US$67.9 and US$67.0 per barrel for 2020, 2021 and 2022, respectively; the extent of the volatility in oil prices as demonstrated in historical Brent crude oil prices in 2018; the fact that future oil prices for the coming three years cannot be accurately predicted; the need to provide flexibility for the Group to capture the business opportunities offered by CNOOC and/or its Associates should they place more orders with the Group; and variations in oil price assumptions as compared to those adopted in estimating the existing 2019 annual cap for this category as set out in the 2016 Circular. The Directors are of the view that the Proposed Caps provide sufficient flexibility for the Group’s future anticipated business activities.

Continuing Connected Transactions	Historical amounts	Existing 2019 annual cap	Proposed Caps	Basis of determination of the Proposed Cap
(b) Long-term sales of natural gas and liquefied natural gas	For the two years ended 31 December 2018 and the six months ended 30 June 2019, approximately RMB9,837 million, RMB15, 316 million and RMB7, 267 million, respectively	For the year ending 31 December 2019, RMB43, 649 million	For the three years ending 31 December 2022, RMB28, 270 million, RMB38, 509 million and RMB51 ,642 million, respectively	The annual Proposed Caps for long-term sales of natural gas and liquefied natural gas by the Group to CNOOC and/ or its Associates have been determined with reference to previous transactions conducted and transaction amounts in respect of the long-term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates; the increase in the availability of natural gas and liquefied natural gas as a result of the expected commencement of production of a number of gas fields in the coming three years; the ongoing production of existing gas fields; the expected increase of the sales value of natural gas and liquefied natural gas to be sold in the coming three years and the estimated increase in sales to CNOOC and/or its Associates by approximately 36% and 34% in 2021 and 2022 year-on-year, respectively based on (i) the discussions with CNOOC Group on their estimated demand for natural gas and liquefied natural gas products in the coming years, and (ii) the Group’s estimated quantity of natural gas and liquefied natural gas to be sold in the coming three years based on the business plan and discussions with CNOOC Group; and the sale prices of the Group’s natural gas products with reference to historical sales prices, contractual adjustment to gas prices for a particular gas field and estimated growth rate taking into account inflation and other factors. Further, in estimating the Proposed Cap for 2020, historical transaction amounts for 2017 and 2018 and their proportion to the respective annual caps for the corresponding years as set out in the 2016 Circular were also considered. The Directors are of the view that the Proposed Caps provide sufficient flexibility for the Group’s future anticipated business activities.

Disclosure and/or Independent Shareholders’ approval requirements

Under the Listing Rules, the Continuing Connected Transactions under the category of “Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates” are fully exempt from the reporting, announcement and Independent Shareholders’ approval requirements, but the Company includes the details of this category of Continuing Connected Transactions in this announcement for the purpose of completeness of information disclosure and from the perspective of good corporate governance. In addition, the following categories of Continuing Connected Transactions are exempt from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements set out under the Listing Rules, as each of the percentage ratios under Rule 14.07 of the Listing Rules (other than the profits ratio), where applicable, in relation to each of these categories is, on an annual basis, expected to be less than 5% under Rule 14A.76(2) of the Listing Rules:

•	Provision of sales, management and ancillary services by CNOOC and/or its Associates to the Group; and

•	FPSO vessel leases from CNOOC and/or its Associates to the Group.

Under the Listing Rules, the Non-exempt Continuing Connected Transactions are subject to the reporting, announcement and Independent Shareholders’ approval requirements, as each of the percentage ratios (other than the profits ratio), where applicable, in relation to each category of the Non- exempt Continuing Connected Transactions is, on an annual basis, expected to be equal to or exceeding 5%. The Company will seek the Independent Shareholders’ approval at the EGM for the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps on the condition that:

1.	the annual amount of each category of the Non-exempt Continuing Connected Transactions shall not exceed the relevant Proposed Caps;

2.	(i)	the Non-exempt Continuing Connected Transactions will be entered into in the ordinary and usual course of business of the Group and on normal commercial terms or better; and

(ii)	the Non-exempt Continuing Connected Transactions will be entered into in accordance with the Comprehensive Framework Agreement and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to each category of the Non-exempt Continuing Connected Transactions.

APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNOOC indirectly owns an aggregate of approximately 64.44% of all the Shares of the Company in issue, the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are subject to the approval from the Independent Shareholders under the Listing Rules. In view of the interests of CNOOC held through OOGC and CNOOC BVI in the Company, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Non- exempt Continuing Connected Transactions (including the relevant Proposed Caps) at the EGM.

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas.

CNOOC Group principally engages in the provision of engineering and technical services, refining and marketing, natural gas and power generation and financial services. CNOOC is a controlling Shareholder of the Company.

A circular containing, amongst other things, further information on the terms of the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of Somerley, the Independent Financial Adviser, together with a notice to convene the EGM to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) is expected to be despatched to the Shareholders on or around 6 November 2019.

CLOSURE OF REGISTER OF MEMBERS

The Company will convene the EGM on 21 November 2019 for the purpose of considering and, if thought fit, approving the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps. For determining the entitlement to attend and vote at the EGM, notice is hereby given that the register of members of the Company will be closed from 18 November 2019 (Monday) to 21 November 2019 (Thursday) (both days inclusive), during which period no transfer of the Shares will be registered. In order to be eligible to attend and vote at the EGM, all instruments of transfer of Shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong for registration not later than 4:30 p.m. on 15 November 2019 (Friday).

Please refer to the notice of EGM and the circular to be issued and despatched by the Company on or around 6 November 2019 for further information on the EGM and the matters to be considered at such meeting.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

“2016 Circular”	the circular issued by the Company to its Shareholders in relation to the renewal of the Continuing Connected Transactions for 2017 to 2019 dated 16 November 2016

“2016 EGM”	the extraordinary general meeting of the Company held on 1 December 2016

“Associate”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors of the Company

“CNOOC”

China National Offshore Oil Corporation (中國海洋石油集團有限公司), the controlling Shareholder of the Company indirectly holding approximately 64.44% of all of the Shares in issue through OOGC and CNOOC BVI as at the date of this announcement

“CNOOC BVI”	CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a direct wholly-owned subsidiary of OOGC and the controlling Shareholder of the Company directly holding approximately 64.44% of all the Shares in issue as at the date of this announcement

“CNOOC EnerTech”	CNOOC Energy Technology & Services Limited (中海油能源發展股份有限公司), a company incorporated in the PRC and a subsidiary of CNOOC

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”	CNOOC Limited (中國海洋石油有限公司), a company incorporated in Hong Kong with limited liability, whose Shares are listed on the Stock Exchange and whose American depository receipts are listed on the New York Stock Exchange and the Toronto Stock Exchange

“Comprehensive Framework Agreement”	the comprehensive framework agreement dated 1 November 2019 entered into between the Company and CNOOC in relation to the Continuing Connected Transactions

“Continuing Connected Transactions”

the continuing connected transactions between the Group and CNOOC and/or its Associates as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in this announcement

“CUCBM”	China United Coalbed Methane Corporation Limited (中聯煤層氣有限責任公司), a limited liability company incorporated in the PRC and an indirect wholly-owned subsidiary of the Company
“Director(s)”	director(s) of the Company

“Extraordinary General Meeting” or “EGM”

the extraordinary general meeting of the Company to be held on 21 November 2019 at 3:00 p.m. to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), or any adjournment thereof

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Independent Board Committee”	an independent committee of the Board comprising Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Qiu Zhi Zhong, the independent non-executive Directors, formed for the purpose of advising the Independent Shareholders in relation to the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), with Mr. Chiu Sung Hong acting as the chairman

“Independent Financial Adviser” or “Somerley”	Somerley Capital Limited, a corporation licensed to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Shareholders”	the Shareholders of the Company other than OOGC, CNOOC BVI and their respective Associates

“JLL”	Jones Lang LaSalle Corporate Appraisal and Advisory Limited, an independent property valuer

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“NDRC”	the National Development and Reform Commission of the PRC

“Non-exempt Continuing Connected Transactions”	the Continuing Connected Transactions other than those under the categories of “Provision of sales, management and ancillary services”, “FPSO vessel leases” and “Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates” as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in this announcement

“OOGC”	Overseas Oil & Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability, a direct wholly-owned subsidiary of CNOOC, the sole shareholder of CNOOC BVI, and a Shareholder directly holding five Shares in issue as at the date of this announcement

“PRC”	the People’s Republic of China

“Proposed Cap(s)”	the proposed maximum annual aggregate value(s) for each category of the Continuing Connected Transactions of the Company in respect of 2020 to 2022 as set out in the section headed “Proposed Caps and Rationale” in this announcement

“RMB”	Renminbi, the lawful currency of the PRC

“Shares”	issued shares of the Company

“Shareholder(s)”	registered holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	per cent

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 1 November 2019

As at the date of this announcement, the Board comprises of the following:

Executive Director Xu Keqiang Non-executive Director Wang Dongjin (Vice Chairman)	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong